[LETTERHEAD]

January 18, 2008

Mr. H. Christopher Owings
Assistant Director
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:       Recycle Tech, Inc. (the Company)
Form SB-2 Registration Statement, Amendment No. 2
File Number: 333-142214

Dear Mr. Owings;

This is in response to your November 9, 2007 comment to the Company. The paragraph numbers in this letter correspond to those in your comment letter.

Our History, page 5

1. Your comment has been noted. The Company has revised the disclosure.

We have a history of net losses, page 6.

2. The Company has made the appropriate revision.

Because we have a history of losses and have a working capital deficit, our… page 6

3. The Company has made the appropriate deletion.

Dilution, page 10

4. The Company has made the appropriate revisions.
5. The Company has made the appropriate revisions.
6. The Company has made the appropriate revisions.

Market for our common stock and related stockholder matters, page 12

7. The Company has made the appropriate revisions.

Mr. H. Christopher Owings
January 18, 2008

Management’s Discussion and Analysis of Financial Condition and Results…page 11

8. The Company has modified its narrative.

9. The Company has provided additional disclosure.

 10. The Company has provided additional disclosure.

 11. The Company has provided additional disclosure.

 12. The Company has made the appropriate revisions.

 13. The Company has clarified the disclosure.

 Liquidity and Capital Resources, page 16

 14. The Company has made the appropriate revisions.

15. The Company has made the appropriate revision.

Description of Business, page 17

16. The Company has made the appropriate revisions. The Company currently markets directly to consumers through its store.

 Security Ownership and Certain Beneficial Owners and Management, page 21

 17. Your comment has been noted. The Company has updated the disclosure to December 31, 2007.

Summary Compensation Table, page 20

 Compensation of Directors, page 20

 18. The Company has deleted the reference.

PLEASE NOTE: THE FOLLOWING RESPONSES REGARDING THE FINANCIAL STATEMENTS HAVE BEEN PROVIDED BY THE COMPANY’S AUDITORS.

Financial Statements, page F-1

19. Comment complied with. Financial statements updated through November 30, 2007.

20. Comment complied with. See footnote 8 to financial statements.

Mr. H. Christopher Owings
January 18, 2008

Report of Independent Registered Public Accounting Firm, page F-3

21. Comment complied with. Consent corrected.

Statements of Cash Flows, pages F-7 and F-8

22. Comment complied with. See language added to bottom of cash flow statement.

Note 1. Organization, Operations and Summary of Significant Accounting…page F-10

23. Comment complied with.  See additional disclosure to revenue policy under footnote 1.

Note 7. Stock Options

24. Comment complied with. See corrected share number in footnote 7.

Part II. Information Not Required in Prospectus, page II-1

Item 27. Exhibits, page II-3

25. The Company has provided requested form of subscription agreement.

26. The Company has provided additional undertaking.

The Company has noted the comments by the Staff in the closing section. If you have any additional questions, do not hesitate to contact the undersigned at (303)793-0304. For accounting comments, please contact Mr. Ronald Chadwick at (303) 306-1967.

DAVID WAGNER & ASSOCIATES, P.C.

/s/ David J. Wagner
     David J. Wagner